

Mail Stop 4631

May 21, 2018

Via E-mail
Mr. John S. Peterson
Chief Financial Officer
TopBuild Corp.
475 North Williamson Blvd.
Daytona Beach, FL 32114

>   **Re: TopBuild Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed February 27, 2018**
>   **File No. 1-36870**

Dear Mr. Peterson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Cash Flows, page 23

1.   We note that you define working capital as the amount by which the sum of net receivables and net inventories exceed accounts payable. We remind you that working capital is defined by ASC 210-10-20 as the excess of current assets over current liabilities. In this regard, please revise future filings to modify the description of the measure you present, as appropriate.

<u>Critical Accounting Policies and Estimates – Goodwill and Other Intangible Assets, page 32</u>

2.   Given the significance of goodwill to your balance sheet, please tell us and revise future filings:

- To clarify how many reporting units you have, including the number of reporting units that contain goodwill, and how goodwill is assigned to reporting units. Refer to ASC 350-20-35 for guidance; and

- To address whether the estimated fair values of your reporting units substantially exceed their respective carrying values.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 with any questions.

                        Sincerely,

                        /s/ W. John Cash

                        W. John Cash
                        Accounting Branch Chief
                        Office of Manufacturing and
                        Construction